UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM
C-AR
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:
Irrigreen, Inc.

Legal status of Issuer:
     Form:
     Corporation

     Jurisdiction of Incorporation/Organization:
     Delaware

     Date of Organization:
     February 17, 2011

Physical Address of Issuer:
5250 W 73rd St, Suite I, Edina, MN 55439, United States

Website of Issuer:
https://www.irrigreen.com

Current Number of Employees:
13

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$7,371,200	$1,575,346
Cash & Cash Equivalents	$5,940,000	$607,915
Accounts Receivable	$323,500	$351,259
Short-term Debt	$932,900	$315,951.21
Long-term Debt	$1,069,500	$38,500
Revenues/Sales	$1,367,000	$740,525.07
Cost of Goods Sold	$1,627,000	$438,520.41
Taxes Paid	$19,000	$0
Net Income	($3,820,000)	($1,410,731.36)



April 28, 2023

Irrigreen Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Irrigreen, Inc., a Delaware Corporation (the "**Company**" as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. The Company is filing this Form C-AR pursuant to Regulation CF, (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.irrigreen.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)0 by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation of dissolution of the company.

The Date of this Form C-AR is April 28, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made by the Company in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of this C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company

Irrigreen Inc. is a Delaware corporation incorporated on February 17, 2011. The Company was originally formed as "IrriGreen, LLC," a Delaware limited liability company. The Company was converted to a corporation with its current name on January 1, 2014.

The Company is located at 5250 W 73rd St, Suite I, Edina, MN 55439, United States.
The Company's website is https://www.irrigreen.com
The information available on or through our website is not part of this Form C-AR.

Description of the Business
Irrigreen makes a digital internet connected sprinkler system that saves water used in landscape irrigation. Their system centers on an IP protected technology leap, using software techniques from inkjet printing, to vastly reduce the amount of water wasted.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020/2021 and into the future due to COVID-19, the Company's revenue has been adversely affected. The Company was affected by COVID--19 by preventing in home sales meetings in California. However, the Company is still seeing interest and sales. While the long-term affects of COVID-19 are unknown, the Company has implemented remote selling due to the restrictions and is upgrading its website and explainer videos as part of this new sales process. The Company is seeing a strong close rate through video conference.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Shane Dyer, our CEO and Gary Klinefelter, our CTO. The Company has or intends to enter into employment agreements with each of them, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Shane Dyer, Gary Klinefelter or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER, THE RISK FACTORS DISCUSSED ABOVE.

Description of the Business
Irrigreen makes a digital internet connected sprinkler system that saves water used in landscape irrigation. Their system centers on an IP protected technology leap, using software techniques from inkjet printing, to vastly reduce the amount of water wasted.

Business Plan
The Company sells its products direct to consumer and to landscape professionals.

The Company's Products and/or Services

Product / Service	Description	Current Market
Irrigreen 2 digital sprinkler system	A revolutionary all-digital sprinkler system that saves water and simplifies landscape irrigation.	Landscape contractor professionals and direct to consumer.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private- label brands. Product quality, performance, value and packaging are also important differentiating factors.

Rainbird, Toro, Hunter, Orbit, and Rachio all make smart irrigation controllers but they connect to legacy mechanical heads which waste water.

Customer Base

We sell our product through the landscape contractor channel, and direct to consumer. Most of our installs are residential.

Supply Chain

We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

Patents and Provisional Patent Applications

	Country	Title	Status	Application Number	Filing Date	Publication Number	PublicationDate	Patent Number	Issue Date
K309.12-0005	US	MULTI-NOZZLE ROTARY SPRINKLER	Granted	13/744,588	1/18/13	US 2013/012663 5 A1	5/23/13	10,232,395	3/19/19
K309.13-0002	EP	MULTI-NOZZLE ROTARY SPRINKLER	Granted	11738361.2	1/31/13	2595756	5/29/13	-	12-Jul-21
K309.13-0005	AU	MULTI-NOZZLE ROTARY SPRINKLER	Granted	2013200998	2/19/13	-	-	2013200998	9/10/15
K309.12-0004	US	ROTARY SPRINKL ERAND WATERIN G METHOD	Granted	14/384,472	9/11/14	US 2015/012967 3 A1	5/14/15	9,643,196	5/9/17
K309.0102WO1	US	PRESSURE SENSING IN A ROTARY SPRINKLER	Pending	July 1, 20222	-	US 2022/035994	-	-	-
K309.13-0006	EP	METHOD OF CONTROL LING A ROTARY SPRINKLER	Granted	13716503.1	9/11/14	2834013	2/11/15	2834013	12/19/18

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
4720697*	Sprinkler and irrigation systems for residential and commercial uses, namely, sprinkler heads and valves, risers, underground pipes and wires, and handheld wireless controllers and programmers	IRRIGREEN	2013-03-21	2015-04-14	USA
4890013	Lawn irrigation systems and components, namely, electrical sprinkler controls	GENIUS	2014-01-09	2016-01-19	USA

*While the registered owner of this trademark is Irrigreen, LLC, upon conversion all assets of the limited liability company become the property of the Company, including the trademark application.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any litigation.

DIRECTORS AND OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

DIRECTORS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Shane Dyer	CEO, Director	Irrigreen - CEO, February 2018 - Present.	Stanford University- Bachelor of Science, Computer Systems Engineering
Gary Klinefelter	CTO, Director	Irrigreen - CTO, July 2019 – Present. Irrigreen - CEO & Co-Founder - January 2010 – Present.	MIT Sloan School of Management - Executive Certificate, Strategy and Innovation University of Minnesota - BSEE, Microprocessors, Software - 1974-1979
Craig London	Director	eCullet – CEO: Jul 2009 – Present.	University of California, Berkeley (1967)
Shreyas Sadalgi	Director	BetterCloud – Chief Business Strategy Officer: Dec 2016 – Present. Various Companies – Investor and Adviser: 2016 – Present.	National Institute of Technology Karnataka – BE Computer Science (1999). Rutgers University – MS, Computer Science (2001).
Robert Ahlgren	Director	Retired except for select company board member.	Ithaca College – BS, Health Care Administration (1975)
Kathy Chen	Director	Ulu Ventures, Partner (October 2021 – Present) 1995 Capital, Principal (September 2016 – October 2021) Irrigreen, Board Member (2023 – Present)	University of Pennsylvania, The Wharton School – Finance, Management; MBA
Rostam Zafari	Director	Sage Hill Investors, Chief Investment Officer (January 2017 – Present) World Within Foundation, Founder (April 2020 – Present)	Emory University - BA

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 13 employees.


CAPITALIZATION, DEBT AND OWNERSHIP


Capitalization

The Company's authorized capital stock consists of 17,700,000 shares of common stock, par value 0.00001 per share (the "**Common Stock**") and 8,256,459 shares of preferred stock, par value 0.00001 per share (the "**Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	3,671,419
Par Value Per Share	$0.00001
Voting Rights	1 Vote Per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	21.38%

Type	Series Seed Preferred Stock
Amount Outstanding	1,202,500
Par Value Per Share	$0.00001
Voting Rights	1 Vote Per share
Anti-Dilution Rights	None (in side letter) broad-based weighted avg
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Stock which may dilute the Security. Holders of preferred stock have a liquidation preference with a 1x multiple.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.00%

Type	Series Seed-1 Preferred Stock
Amount Outstanding	3,684,461
Par Value Per Share	$0.00001
Voting Rights	1 Vote Per share
Anti-Dilution Rights	None (in side letter) broad-based weighted avg

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	21.46%

Type	Series Seed-2 Preferred Stock
Amount Outstanding	473,340
Par Value Per Share	$0.00001
Voting Rights	1 Vote Per share
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.76%

Type	Series Seed-3 Preferred Stock
Amount Outstanding	455,289
Par Value Per Share	$0.00001
Voting Rights	1 Vote Per share
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.65%

Type	Series Seed-4 Preferred Stock
Amount Outstanding	151,866
Par Value Per Share	$0.00001
Voting Rights	1 Vote Per share
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.88%

Type	Series Seed-5 Preferred Stock
Amount Outstanding	306,843
Par Value Per Share	$0.00001
Voting Rights	1 Vote Per share
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.79%

Type	Series Seed-6 Preferred Stock
Amount Outstanding	918,311
Par Value Per Share	$0.00001
Voting Rights	1 Vote Per share
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.35%

Type	Series Seed-7 Preferred Stock
Amount Outstanding	424,254
Par Value Per Share	$0.00001
Voting Rights	1 Vote Per share
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.47%

Type	Series Seed-8 Preferred Stock
Amount Outstanding	56,567
Par Value Per Share	$0.00001
Voting Rights	1 Vote Per share

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.33%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Common Stock Warrants
Amount Outstanding	111,710
Voting Rights	None until exercise
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon exercise, the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.65%

Type	Series Seed Preferred Stock Warrants
Amount Outstanding	35,625
Voting Rights	1 Vote Per share upon exercise
Anti-Dilution Rights	None (in side letter) broad-based weighted avg
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon exercise, the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.21%

Type	Crowdfunding Simple Agreement for Future Equity
Face Value	$614,727
Voting Rights	None
Anti-Dilution Rights	None

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF & material terms.	The SAFE was raised February through July 2021, has a valuation cap of $16,000,000, and a discount of 20%. If the convertible notes convert to equity, such conversion will dilute the Securities. Please note that interest has not been included in any calculations of percentages herein and such calculations are based on the current number of outstanding shares of Common Stock (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company).
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.84%

Type	Crowdfunding Simple Agreement for Future Equity
Face Value	$416,255
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF & material terms.	The SAFE was raised February through April 2022, has a valuation cap of $23,000,000, and a discount of 20%. If the convertible notes convert to equity, such conversion will dilute the Securities. Please note that interest has not been included in any calculations of percentages herein and such calculations are based on the current number of outstanding shares of Common Stock (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company).
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.21%

Type	Shares Reserved for the 2020 Equity Incentive Plan
Issued and Outstanding / Amount Authorized	423,950 / 4,637,148
Voting Rights	None until exercise
Anti-Dilution Rights	None

Material Terms	The Company may issue restricted stock units or stock options to employees pursuant to its 2020 Equity Incentive Plan
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the Company increases its option pool, such increase would dilute the Securities. For purposes of calculating the percentage, it is assumed that all reserved shares will be issued.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	27.01%

Outstanding Debt

The Company has zero outstanding debt.

Ownership

No person beneficially owns of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (2021)*

Total Income	Taxable Income	Total Tax
$204,748	($1,498,096)	$0

*The Company's most recently filed tax return is 2021 as the Company has not filed the return for 2022 as of the date of this Form C-AR.

Operations

The Company was incorporated on February 17, 2011 under the laws of the State of Delaware and is headquartered at 5250 W 73rd St, Suite I, Edina, MN 55439, United States. Irrigreen makes a digital internet connected sprinkler system that saves water used in landscape irrigation. Their system centers on an IP protected technology leap, using software techniques from inkjet printing, to vastly reduce the amount of water wasted.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

Liquidity and Capital Resources

In July 2021, the Company conducted an offering pursuant to Regulation CF and raised $614,727. On October 5, 2022, the Company conducted an offering pursuant to Regulation CF and raised $416,255.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering

Stock Options	n/a	436,950	n/a	11/9/22	Rule 701
Series Seed-1 Preferred Stock	$7,236,024.51	3,684,461	Working Capital	11/9/22 - 12/20/22	Section 4(a)(2)
Series Seed-2 Preferred Stock	$743,820.35	473,340	Working Capital	11/9/22	Section 4(a)(2)
Series Seed-3 Preferred Stock	$480,746.58	455,289	Working Capital	11/9/22	Section 4(a)(2)
Series Seed-4 Preferred Stock	$160,356.17	151,866	Working Capital	11/9/22	Section 4(a)(2)
Series Seed-5 Preferred Stock	$106,904.11	306,843	Working Capital	11/9/22	Section 4(a)(2)
Series Seed-6 Preferred Stock	$1,443,049.00	918,311	Working Capital	11/9/22	Section 4(a)(2)
Series Seed-7 Preferred Stock	$750,000.00	424,254	Working Capital	11/9/22	Section 4(a)(2)
Series Seed-8 Preferred Stock	$100,000.00	56,567	Working Capital	11/9/22	Section 4(a)(2)
Crowd SAFE	$416,255	$416,255 face value of SAFEs	Working Capital	October 5, 2022	Reg CF
SAFEs	$2,085,000	$2,085,000 face value of SAFEs	Working Capital	12-20-2021 – April 2022	Section 4(a)(2)
SAFEs	$203,049	3 SAFEs	Working Capital	June 30, 2022	Section 4(a)(2)
Common Stock	$160,000	800,000 (option exercise)	Working Capital	09-27-2021	Section 4(a)(2)
Nonqualified Stock Options	n/a	800,000	n/a	09-17-2021	Rule 701
Crowd SAFEs	$614,727	1 Crowd Safe	Working Capital	07-09-2021	Reg CF
Convertible Note	$100,000	1	Working Capital	06-14-2021	Section 4(a)(2)
Convertible Note	$150,000	1	Working Capital	06-14-2021	Section 4(a)(2)
Convertible Notes	$1,139,000	33	Working Capital	10-03-2020– 05-06-2021	Section 4(a)(2)
Nonqualified Stock Options	n/a	169,500	n/a	04-01-2021– 10-31-2021	Rule 701
Incentive Stock Options	n/a	212,950	n/a	04-01-2021- 06-02-2021	Rule 701
Series Seed Preferred Stock	$1,894,000	1,202,500	Working Capital	02-28-2019– 01-19-2020	Section 4(a)(2)
Series Seed Preferred Stock Warrants	n/a	35,625	n/a	07-02-2018, 04-07-2020	Section 4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF §277.202 in the past.

Bad Actor Disclosure

None

<center>**SIGNATURE**</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/Shane Dyer/
_____
(Signature)

Shane Dyer
_____
(Name)

Chief Executive Officer
_____
(Title)
April 28, 2023
_____
(Date)

I, Shane Dyer, the Chief Executive Officer of Irrigreen, Inc., certify that the financial statements of Irrigreen Inc. included in this Form are true and complete in all material respects.

/Shane Dyer/
_____
(Signature)

Shane Dyer
_____
(Name)

Chief Executive Officer
_____
(Title)
April 28, 2023
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/Shane Dyer/
_____
(Signature)

Shane Dyer
_____
(Name)

Director
_____
(Title)

April 28, 2023
_____
(Date)

/Gary Klinefelter/

_____
(Signature)

Gary Klinefelter
(Name)

Director
(Title)

April 28, 2023
(Date)

/Craig London/
(Signature)

Craig London
(Name)

Director
(Title)

April 28, 2023
(Date)

/Shreyas Sadalgi/
(Signature)

Shreyas Sadalgi
(Name)

Director
(Title)

April 28, 2023
(Date)

/Robert Ahlgren/
(Signature)

Robert Ahlgren
(Name)

Director
(Title)

April 28, 2023
(Date)

/Kathy Chen/

(Signature)

Kathy Chen
(Name)

Director
(Title)

April 28, 2023
(Date)

/Rostam Zafari/
(Signature)

Rostam Zafari
(Name)

Director
(Title)

April 28, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Summary Balance Sheet as at December 31, 2022	Dec	
		$'000
ASSETS		
Current Assets		
Bank Accounts	$	5,940.0
Accounts Receivable	$	323.5
11500 Allowance for Uncollectible Acc	$	(323.1)
	$	0.3
Other Current Assets		
12100 Inventory Asset	$	734.5
Total 13000 Prepaid Inventory	$	357.2
14000 Prepaid Expenses	$	27.9
Total Other Current Assets	$	1,119.6
Total Current Assets	$	7,060.0
Fixed Assets		
Total Fixed Assets	$	55.3
Other Assets	$	256.0
TOTAL ASSETS	$	7,371.2
LIABILITIES AND EQUITY		
Current Liabilities		
Total Accounts Payable	$	385.7
Credit Cards	$	(37.1)
Other Current Liabilities		
22000 Short Term Loan	$	62.5
23000 Payroll Tax Liabilities	$	(2.1)
23500 Deferred Rev	$	461.7
25000 Warranty Liability	$	20.0
25500 Sales Tax Payable	$	19.9
25600 Provision for Overpayment	$	22.2
Total Other Current Liabilities	$	584.3
Total Current Liabilities	$	932.9
Long-Term Liabilities		
26000 MN ALF Loan	$	38.5
30515 Republic Crowd SAFE	$	614.7
30509 Dalmore Crowd SAFE	$	416.3
Total Long-Term Liabilities	$	1,069.5
Total Liabilities	$	2,002.4
Equity		
30500 Equity	$	3,663.8
30501 Series Seed Preferred Stock	$	3,501.4
30505 Common Stock	$	0.0
30510 Series Seed1	$	7,386.0
32000 Retained Earnings	$	(5,362.9)
Net Income	$	(3,819.5)
Total Equity	$	5,368.8
TOTAL LIABILITIES AND EQUITY	$	7,371.2

Irrigreen

Income Statement (000s)	2022 Total
System Revenue	
Number of Systems Sold	721
System Sales Revenue	**1,231**
Cost to Manufacture	495
3PL and Freight Out	176
System COGS, $	671
System Gross Margin, $	560
System Gross Margin, %	46%
Monitoring Subscription (recurring)	
Monitoring Billings (3 years prepaid)	
Monitoring Revenue	**133**
Monitoring Services Revenue	
Monitoring COGS, $	25
Monitoring Gross Margin, $	108
Monitoring Gross Margin, %	81%
Total recurring	-
Total recurring COGs	-
Total recurring Gross Margin $	
Total recurring Gross Margin %	
Other income	3
Total Revenue	**1,367**
Total Billings	
Total System and Monitoring COGS, $	696
Other COGS	932
Total COGS	1,627
Total Gross Margin, $	(260)
Total Gross Margin, %	-19%
IPA and Monitoring Costs	
Hosting Costs	
Support Staff	
SG&A	
Headcount (FTE)	**23**
Salaries	901
Benefits and Taxes	268
Sales Commission	194
Consultants	315
Total People Costs	1,678
Corporate Marketing and Sales Projects	55
Customer Acquisition	212
Rent & OH	402
Bad debt	125
Legal Fees & Accounting	117
R&D Expenses	189
Run Rate - Travel	91
Warranty	91
Fundraising	512
Other Operating Expense	38
Operating Expenses	3,509
Total Expenses	
EBITDA (Loss)	**(3,769)**
Corporate	
Interest on Loans	(1)
Taxes on Income	19
Depreciation	22
Amortization	9
Total Expenses	3,559
Net Income (Loss)	**(3,820)**